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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*




                             GROWTH HOTEL INVESTORS
                             ----------------------
                                (Name of Issuer)

                       LIMITED PARTNERSHIP ASSIGNEE UNITS
                       ----------------------------------
                           (Title Class of Securities)

                                      NONE
                                 --------------
                                 (CUSIP Number)

                             CRAIG S. MEDWICK, ESQ.
                             G. DAVID BRINTON, ESQ.
                               C/O ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MARCH 25, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.    NONE                                    PAGE   2   OF   7   PAGES
            ------                                         ---      ---

- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CARL C. ICAHN

- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) / /
                                                                         (B) / /


- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC; OO
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
- --------------------------------------------------------------------------------
        NUMBER OF             7   SOLE VOTING POWER

          SHARES                           55 UNITS
                          ------------------------------------------------------
       BENEFICIALLY           8   SHARED VOTING POWER

         OWNED BY                          4,381.4 UNITS
                          ------------------------------------------------------
           EACH               9   SOLE DISPOSITIVE POWER

        REPORTING                          55 UNITS
                          ------------------------------------------------------
          PERSON             10   SHARED DISPOSITIVE POWER

           WITH                            4,381.4 UNITS
- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,436.4
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             / /

- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.0%
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  IN
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D




ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to limited partnership assignee units ("Units") of Growth Hotel Investors, a California limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Carl C. Icahn ("Icahn"). Icahn is the sole stockholder of Fleetwood Corp., a Delaware corporation ("Fleetwood") and the sole stockholder of LTBD, Inc., a Delaware corporation ("LTBD"). Mr. Icahn's principal business address is c/o Icahn & Associates, 114 West 47th Street, New York, New York 10036. Mr. Icahn's current principal occupation is to serve as President and a director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a Delaware corporation ("SHC"), and as Chairman of the Board and a director of several of SHC's subsidiaries.

         Mr. Icahn has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         LTBD purchased 5 Units on July 24, 1995 and 50 Units on August 15, 1995 offered on the Chicago Partnership Board, Inc., at an average purchase price per Unit of $670 and $514, respectively. The aggregate consideration paid by LTBD for the 55 Units was $29,050, the source of which was working capital of LTBD.

         On March 25, 1996, Devon Associates, a New York general partnership ("Devon") in which Fleetwood has a 33% general partner interest, purchased 13,276 Units pursuant to a tender offer for Units (the "Offer"). The total consideration for the Units purchased pursuant to the Offer, $9,359,580 (excluding related fees and expenses), was obtained in part from capital contributions of Fleetwood and Cayuga and in part from a loan (the "PWRES Loan") obtained from PaineWebber Real Estate Securities, Inc. The Master Agreement and the Loan Agreement with respect to the PWRES Loan were filed previously as Exhibits (b)(2) and (b)(3), respectively, to Amendment No. 3 to the Schedule 14D-1 (Final Amendment)/Schedule 13D filed by Devon, Cayuga Associates L.P., a Delaware limited partnership which is a 67% general partner of Devon ("Cayuga"), and Fleetwood with the Securities and Exchange Commission (the "Commission") on April 1, 1996. In addition, Devon purchased one Unit from Cayuga in a privately negotiated transaction on February 13, 1996, at a purchase price of $705. The consideration for the purchase from Cayuga was obtained from Devon's working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         Devon was formed for the purpose of acquiring Units by means of the Offer. Devon purchased 13,276 Units pursuant to the Offer. The Offer is described in the Schedule 14D-1 filed previously by Devon with the Commission on February 15, 1996 (the "Devon 14D-1") and the exhibits thereto. The Units acquired by LTBD and the Units acquired by Devon in the past and pursuant to the Offer were acquired for investment purposes.

         On February 21, 1996, an action entitled Wallace v. Devon Associates was commenced in the Supreme Court of the State of New York by plaintiffs who are purportedly holders of Units. On February 28, 1996, an action entitled R&S Asset Partners v. Devon Associates was commenced in the Superior Court for the State of California. Both actions (the "Actions") were commenced by plaintiffs purporting to be holders of Units. Copies of the complaints filed in the Actions were previously filed as Exhibits (z)(i) and (z)(ii), respectively, to Amendment No. 1 to the Devon 14D-1, filed by Devon, Cayuga and Fleetwood with the Commission on March 8, 1996. On March 15, 1996, the parties to the Actions entered into a memorandum of understanding (the "Memorandum of Understanding") to submit for court approval a stipulation to settle the Actions and all claims that were asserted, or could have been asserted, in the Actions. Pursuant to the Memorandum of Understanding, the general partner of the Issuer (the "General Partner") agreed to take any actions as are reasonably necessary and consistent with its fiduciary duties to procure offers for the purchase of the properties held by the Issuer (the "Properties") which maximize the value of the Units. If, after taking such actions, the General Partner determines to accept an offer or offers to purchase all or substantially all of the Properties, it will prepare a proposed plan of liquidation for the Issuer, consistent with its fiduciary obligations, and submit such proposal to a vote of the holders of Units. If such plan is approved by the holders of a majority of the outstanding Units, such plan will be implemented. The Memorandum of Understanding was previously filed as Exhibit (c)(2) to Amendment No. 2 to the Devon 14D-1, filed by Devon, Cayuga and Fleetwood with the Commission on March 18, 1996.

         Except as disclosed herein, Icahn has no present plan, proposal or intention to effect any transaction which relates to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Devon owns 13,277 Units and LTBD owns 55 Units. Icahn, as a result of his affiliation with Fleetwood and LTBD, may be deemed to beneficially own the 4,381.4 Units owned by Fleetwood as 33% owner of the 13,277 Units owned by Devon and the 55 Units owned by LTBD.

         (b) Devon has the sole power to vote and dispose of the 13,277 Units owned by it, and LTBD has the sole power to vote and dispose of the 55 Units owned by it. However, as a result of his affiliation with Fleetwood and LTBD, Icahn may be deemed to have shared voting and dispositive power over the 4,436.4 Units owned in the aggregate by Fleetwood and LTBD.

         Icahn expressly disclaims beneficial ownership of any Units not directly owned by him.

         (c)  See Item 3 above.

         (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (i) On February 13, 1996, Fleetwood and Cayuga executed the partnership agreement of Devon (the "Partnership Agreement"), which provides in substance that (i) the Units purchased pursuant to the Offer would be voted as directed by Fleetwood and Cayuga in proportion to their respective interests in Devon, except that Cayuga would control certain aspects of the voting, including votes on any proposal (a) made by the general partners of the Issuer (collectively, the "General Partner"), (b) to remove the General Partner, (c) that would in any way adversely alter the rights, authority or obligations of the General Partner or (d) to reduce any compensation payable to the General Partner or any affiliate of the General Partner; and (ii) except as contemplated by the foregoing provisions and subject to certain limited exceptions, (a) neither Fleetwood nor Cayuga or their respective affiliates and other related persons shall commence a tender offer for Units or purchase, buy, acquire or otherwise become the beneficial owner of Units, and (b) so long as an affiliate of National Property Investors, Inc. is the General Partner, Fleetwood will not (1) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 of the Act) with respect to the Issuer, (2) initiate, propose or otherwise solicit Unitholders for the approval of one or more proposals with respect to the Issuer, or (3) instigate or encourage any Unitholder or third party to do any of the foregoing. The Partnership Agreement also provides that under certain limited circumstances Insignia Financial Group, Inc. could be required to cause its affiliate to sell to Fleetwood or its designee the outstanding stock of NPI Realty Management Corp. for a formula price based primarily on the amount of property management fees paid to third parties (excluding certain third parties) during the year preceding such sale. In addition, under certain circumstances Fleetwood has the right to acquire Cayuga's partnership interest in Devon and all Units held by Cayuga, QALA III Associates or any other Cayuga affiliate. Cayuga has a similar right with respect to the Devon partnership interest held by Fleetwood and Units held by Fleetwood and/or any of its affiliates. The foregoing is only a summary of the terms of the Partnership Agreement and is qualified in its entirety by reference to the full text of the Partnership Agreement, a copy of which has been filed previously as Exhibit (c)(1) to the Devon 14D-1.

         (ii) The Units owned by LTBD and the Units acquired by Devon in the past and pursuant to the Offer discussed in Item 4 above have been pledged as collateral for the PWRES Loan. See Item 3 above.

         No other contracts, arrangements, understandings or relationships with respect to securities of the Company have been entered into by Icahn.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            By:  /s/ Carl C. Icahn
                                                 -----------------
                                                 Carl C. Icahn


April 9, 1996





                             [Schedule 13D for GHI]